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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )
Calais Resources Inc. (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
127907-10-3 (CUSIP Number)

James McClements
Resource Capital Fund III L.P.
1400 Sixteenth St., Suite 200
Denver, CO 80202
(720) 946-1444
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 31, 2005 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            127907-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RCA III GP L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 10,015,818
Beneficially
Owned by Each		8.	Shared Voting Power —
Reporting
Person With		9.	Sole Dispositive Power 10,015,818

		10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,015,818

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) OO, HC

CUSIP No.            127907-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Fund III L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 10,015,818
Beneficially
Owned by Each		8.	Shared Voting Power —
Reporting
Person With		9.	Sole Dispositive Power 10,015,818

		10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,015,818

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.            127907-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Associates III L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 10,015,818
Beneficially
Owned by Each		8.	Shared Voting Power —
Reporting
Person With		9.	Sole Dispositive Power 10,015,818

		10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,015,818

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) PN, HC

Item 1. Security and Issuer.

        This Statement on Schedule 13D (this "Schedule") relates to the common stock, no par value ("Common Stock"), of Calais Resources Inc., a British Columbia corporation (the "Issuer"). The principal executive offices of the Issuer are located at the Consolidated Caribou Mine site office, P.O. Box 653—Caribou, Nederland CO 80466.

Item 2. Identity and Background.

        The persons filing this statement (collectively, the "Reporting Persons") are:

  (a)
  Resource Capital Fund III L.P., a Cayman Islands limited partnership (the "Fund"), the principal business of which is to make investments in mining companies;

  (b)
  Resource Capital Associates III L.P., a Cayman Islands limited partnership ("Associates"), the principal business of which is to act as the general partner of the Fund; and

  (c)
  RCA III GP L.L.C., a Delaware limited liability company ("RCA"), the principal business of which is to act as the general partner of Associates.

        The sole members and executive officers of RCA are James McClements, Rodman Drake and Henderson Tuten (collectively, the "Executive Officers"). Mr. McClements is a citizen of Australia and Messrs. Drake and Tuten are citizens of the United States. Mr. McClements' principal occupation is serving as President and CEO of RCA. Mr. Drake's principal occupation is serving as a principal of CIP Management, LLC, the address of which is 660 Madison Ave., 15th floor, New York, NY 10021. Mr. Tuten's principal occupation is acting as a private investor.

        The business address of each of the Reporting Persons and each of the Executive Officers is 1400 Sixteenth St., Suite 200, Denver, CO 80202.

        During the last five years, neither any Reporting Person nor any Executive Officer has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The Fund financed the purchase of the Units pursuant to the Subscription Agreement (as those terms are defined in Item 6) with cash on hand.

Item 4. Purpose of Transaction.

        The Fund made the investment and entered into the agreements described in this Schedule for investment purposes. The Fund may seek to exercise a degree of influence over the affairs of the Issuer through board representation or otherwise. The Fund currently intends to exercise its right under the Investor Rights Agreement (as that term is defined in Item 6) to designate two persons to act as non-voting observers at meetings of the board of directors of the Issuer and all board committees. The Fund intends to continue to evaluate the Issuer's business affairs, financial position and prospects, as well as conditions in the securities markets and the economy generally. Based on that continuing evaluation, the Fund will take such action as it deems appropriate, including, but not limited to, (i) engaging in communications with the management, board of directors and/or other shareholders of the Issuer concerning the operations and management of the Issuer and other matters and (ii) proposing additional transactions with the Issuer, including transactions that could result in a

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change of control of the Issuer. The Fund may acquire additional shares of Common Stock or other securities of the Issuer as a result of those transactions or on the open market. In the alternative, the Fund may decide not to acquire additional shares of Common Stock (through the exercise of the options described in Item 6 or otherwise) and/or to sell all or a portion of its Common Stock.

        Except as described in this Schedule, none of the Reporting Persons nor any of the Executive Officers currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of those persons reserves the right to acquire or dispose of securities of the Issuer, to exercise the rights described in Item 6, or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

        On March 31, 2005, the Fund (i) acquired record ownership of 1.1 million shares of Common Stock, (ii) obtained the right to acquire 1.1 million Warrant Shares (as that term is defined in Item 6) and 5.9 million Option Shares (as that term is defined in Item 6) within 60 days and (iii) obtained the right to acquire voting control of the Additional Shares (as that term is defined in Item 6) within 60 days. The Fund has been informed by the Option Sellers (as that term is defined in Item 6) that there were, as of March 31, 2005, an aggregate of 1,915,818 Additional Shares. Accordingly, the Fund may be deemed to have beneficial ownership of a total of 10,015,818 shares of Common Stock as of that date. According to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended August 31, 2004, there were, as of that date, 20,143,453 shares of Common Stock issued and outstanding. Based on the foregoing, the Fund may be deemed to have sole voting and dispositive power over approximately 33.2% of the issued and outstanding Common Stock. Because Associates is the general partner of the Fund, and RCA is general partner of Associates, both Associates and RCA may be deemed to have indirect beneficial ownership of the Common Stock beneficially owned by the Fund.

        Except as described above and in Item 6, none of the Reporting Persons nor any of the Executive Officers has effected any transaction with respect to the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        On March 31, 2005, the Fund purchased from the Issuer 1.1 million units of the Issuer (the "Units") for U.S. $0.20 per Unit. The purchase was effected pursuant to a subscription agreement, dated as of March 31, 2005, between the Fund and the Issuer (the "Subscription Agreement"). Each Unit consists of one share of Common Stock and one warrant (a "Warrant"), exercisable at any time prior to March 31, 2010, to purchase an additional share of Common Stock (collectively, the "Warrant Shares") for U.S. $0.30 per share. The terms of the Warrants are governed by a warrant agreement, dated as of March 31, 2005, between the Fund and the Issuer (the "Warrant Agreement").

        Also on March 31, 2005, the Fund and the Issuer entered into an investor rights agreement (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, among other things, the Issuer agreed to effect up to five "demand" registrations of Common Stock held by the Fund under the Securities Act of 1933, as amended (the "Securities Act"), provided that the Common Stock included in each such registration have an expected aggregate offering price in excess of U.S. $200,000. The agreement also provides that (i) the Issuer will use its best efforts to qualify to file registration statements on Form S-3 and (ii) once it is so qualified, it will effect an unlimited number of additional demand registrations using such form when so requested by the Fund, provided that the Common Stock included in each such registration have an aggregate offering price of U.S. $500,000 or more. The agreement further provides that so long as the Fund owns an aggregate of at least one million shares of

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Common Stock and/or Warrants, it will be entitled to designate two persons to serve either (i) as non-voting observers at all meetings of the board of directors of the Issuer and all board committees or (ii) as directors of the Issuer.

        Also on March 31, 2005, the Fund entered into option agreements (the "Option Agreements") with four holders of Common Stock (the "Option Sellers") pursuant to which the Fund acquired the right to purchase, upon the payment of option fees totaling $U.S. 30,000, an aggregate of 5.9 million additional shares of Common Stock (the "Option Shares") from the Option Sellers for U.S. $0.15 per share. The options may be exercised at any time on or before June 1, 2005. The Fund paid the option fees on April 1, 2005. In the event the Fund exercises its option under any of the Option Agreements, the relevant Option Seller will enter into a voting agreement (the "Voting Agreement") with the Fund pursuant to which the Option Seller will agree to vote the shares of Common Stock then held by it other than those subject to the option (the "Additional Shares") as directed by the Fund.

        The foregoing descriptions of the Subscription Agreement, the Warrant Agreement, the Investor Rights Agreement, the Option Agreements and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of each document, copies of each of which are filed as exhibits hereto and are incorporated herein by reference.

        Except as set forth in this Schedule, none of the Reporting Persons nor any of the Executive Officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

        See the Index of Exhibits.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

RCA III GP L.L.C.
By:	/s/ BRIAN T. DOLAN
	Name:	Brian T. Dolan
	Title:	Vice President
RESOURCE CAPITAL ASSOCIATES III L.P.
By:	RCA III GP L.L.C., General Partner
	By:	/s/ BRIAN T. DOLAN
		Name:	Brian T. Dolan
		Title:	Vice President
RESOURCE CAPITAL FUND III L.P.
By:	Resource Capital Associates III L.P., General Partner
	By:	RCA III GP L.L.C., General Partner
		By:	/s/ BRIAN T. DOLAN
			Name:	Brian T. Dolan
			Title:	Vice President

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Index of Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of April 11, 2005, by and among Resource Capital Fund III L.P., Resource Capital Associates III L.P. and RCA III GP L.L.C.
Exhibit 2	Subscription Agreement, dated as of March 31, 2005, by and between Calais Resources Inc. and Resource Capital Fund III L.P.
Exhibit 3	Warrant for the Purchase of 1,100,000 Common Shares, dated as of March 31, 2005, granted by Calais Resources Inc. to Resource Capital Fund III L.P.
Exhibit 4	Investor Rights Agreement, dated as of March 31, 2005, by and between Calais Resources Inc. and Resource Capital Fund III L.P.
Exhibit 5	Option Agreement, dated as of March 31, 2005, by and between Matthew Witt and Resource Capital Fund III L.P.
Exhibit 7	Option Agreement, dated as of March 31, 2005, by and between Michael Katz and Resource Capital Fund III L.P.
Exhibit 8	Option Agreement, dated as of March 31, 2005, by and between RMS Enterprises LLC and Resource Capital Fund III L.P.
Exhibit 9	Option Agreement, dated as of March 31, 2005, by and between Stephen Angelo Benaske and Resource Capital Fund III L.P.
Exhibit 10	Form of Voting Agreement

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to Be Filed as Exhibits.
SIGNATURE
  Index of Exhibits.